May 12, 2009

Mail Stop 3010

Mr. Clarence G. Simmons
Chief Financial Officer
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501

      Re: **Thornburg Mortgage, Inc.**
              Form 10-K for the year ended December 31, 2007
              Forms 10-Q for the quarters ended March 31, June 30 and
              September 30, 2008
              Definitive Proxy Statement
              File No. 001-11914

Dear Simmons:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Daniel L. Gordon
                          Branch Chief